Exhibit 99.1

News Release

Orla Mining Reports Third Quarter 2025 Financial Results

Company generates record $93 million in free cash flow for quarter

VANCOUVER, BC, Nov. 11, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the third quarter September 30, 2025.

(All amounts expressed in U.S. dollars unless otherwise stated)

Third Quarter 2025 Summary

•	Third quarter gold production of 79,645 ounces and total quarterly gold sold of 78,857 ounces, generating $275.0 million in revenue.
•	Third quarter all-in sustaining cost[1] ("AISC") was $1,641 per ounce of gold sold. Year to date AISC of $1,420 per ounce of gold sold.
•	Net income for the third quarter was $49.3 million or $0.15 per share
•	Adjusted earnings[1] for the third quarter were $73.0 million or $0.22 per share.
•	Cash flow from operating activities before changes in non-cash working capital during the third quarter was $113.1 million.
•	Exploration and project expenditure[1] was $38.8 million during the quarter, of which $12.8 million was expensed and $26.0 million was capitalized.
•	Musselwhite initial exploration results confirm a potential two-kilometre extension of the mine's main gold trend indicating substantial potential to extend mine life and increase production.
•	The Company experienced a pit wall event at Camino Rojo on July 23rd resulting in an operational pause and mine resequencing. The stabilization plan is currently on track and Orla reaffirms its revised production and cost guidance of 265,000 to 285,000 ounces of gold production and AISC of $1,350 to $1,550 per ounces of gold sold.
•	The Company ended the quarter with $326.9 million in cash and $420.0 million in debt, resulting in $93.1 million in net debt[1] and $356.9 million in liquidity[1].

"Orla delivered strong results in the third quarter, achieving a record $93 million in free cash flow1 and strengthening our balance sheet. This performance positions the Company to self-fund the next stage of growth at South Railroad, consider return of capital initiatives, and underscores the quality of our assets and execution.

While the quarter also brought its challenges, I'm proud of our team's resilience and focus in navigating them. As we move toward year-end, we remain committed to finishing strong, targeting the upper end of our production guidance, and advancing our key growth projects - further reinforcing Orla's standing as the emerging producer of choice."

-       Jason Simpson, President and Chief Executive Officer of Orla

________________________
[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.

Financial and Operations Update

Table 1: Financial and Operating Highlights
Operating		Q3 2025	YTD 2025
Consolidated
Total Gold Produced	oz	79,645	205,215
Total Gold Sold	oz	78,857	204,124
Average Realized Gold Price[2]	$/oz	$ 3,417	$ 3,239

Cash Cost per Ounce[2,3]	$/oz	$ 1,200	$ 1,046
All-in Sustaining Cost per Ounce[2,3]	$/oz	$ 1,641	$ 1,420

Musselwhite, Canada[1]
Ore Milled	tonnes	329,634	728,489
Milled Ore Gold Head Grade	g/t	5.87	5.68
Gold Produced	oz	57,586	128,038
Gold Sold	oz	56,897	125,060

Camino Rojo, Mexico
Ore Stacked	tonnes	2,793,951	7,075,366
Stacked Ore Gold Grade	g/t	0.40	0.55
Gold Produced	oz	22,059	77,177
Gold Sold	oz	21,961	79,064

Financial
Revenue	$m	$ 275.0	$ 679.4
Cost of Sales - Operating Cost	$m	$ 91.3	$ 225.1
Net Income (Loss)	$m	$ 49.3	$ 27.7
Adjusted Earnings[2]	$m	$ 73.0	$ 175.8
Earnings per Share - basic	$/sh	$ 0.15	$ 0.09
Adjusted Earnings per Share - basic[2]	$/sh	$ 0.22	$ 0.54

Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$ 113.1	$ 617.0
Free Cash Flow[2]	$m	$ 93.1	$ (246.8)

Financial Position		September 30, 2025	June 30, 2025
Cash and Cash Equivalents	$m	$ 326.9	$ 215.4
Net Cash (Debt)[2]	$m	$ (93.1)	$ (204.6)

[1] Orla completed the acquisition of Musselwhite on February 28, 2025. Operational figures (excluding cash cost and AISC) are provided from March 1, 2025 onwards.
[2] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this news release.
[3] Cash cost and AISC on a year-to-date basis for 2025 include the impact of the Musselwhite Mine as of April 1, 2025 onwards. Refer to "Non-GAAP Measures" for further discussion.

Third Quarter 2025 Consolidated Summary

Gold produced during the quarter totaled 79,645 ounces, with contributions from the Musselwhite Mine and the Camino Rojo Oxide Mine. This period represented the second full quarter of contribution from Musselwhite, resulting in a quarterly record for production for the Company.

Gold sold during the quarter totaled 78,857 ounces, also a quarterly record. Consolidated cash costs and AISC totaled $1,200 and $1,641 per ounce of gold sold, respectively.

Musselwhite

During the quarter, Musselwhite mined 325,923 tonnes of ore and processed 329,634 tonnes at a mill head grade of 5.87 g/t gold. Gold recovery rates of 95.3% resulted in gold production of 57,586 ounces. Gold sold during the quarter was 56,897 ounces.

Lateral development metres in the quarter totalled 2,738 metres. Lateral development allows access to mining horizons for existing reserves and provides additional drill platforms to support the underground exploration drill program to grow reserves, resources, and mineral inventories. During the quarter, lateral development amounted to $45.5 million of which $38.1 was expensed and $7.4 million was capitalized.

Tonnes mined continued to improve in the third quarter, with two stopes being in full production at the end of the period. In addition, the stope in the Redwings area, commissioned in September, will continue contributing to increased ore delivery through the remainder of the year.

Sustaining capex was $18.3 million, mostly driven by underground development and PQ Deep Extension.

Camino Rojo Operations Summary

The Camino Rojo Oxide Gold Mine produced 22,059 ounces of gold in the third quarter of 2025, in-line with plan.

During the quarter, Camino Rojo mined over 0.7 million tonnes of ore and nearly 2.4 million tonnes of waste, for an implied strip ratio of 3.34. This higher strip ratio was a result of the pit wall event that occurred during the quarter. As stabilization activities began, a new ramp was established that required the removal of overburden material and waste material which resulted in a higher than normal strip ratio.

During the quarter, a total of 2.8 million tonnes of ore grading an average of 0.40 g/t gold were placed on the heap leach pad. This included material from low-grade stockpiles that was stacked while mining activities were temporarily paused following the pit wall event in late July. Gold sold during the quarter totaled 21,961 ounces and sustaining capital during the third quarter of 2025 totaled $4.6 million.

On July 23rd, Camino Rojo experienced an uncontrolled material movement on the north wall, resulting in no injuries or equipment damage. Work on the action plan is well underway, including a 50-80 metre pushback of the north wall with a redesigned slope and continuous monitoring. Approximately 9.0 million tonnes of predominantly oxidized material (strip ratio 1:0.9, average grade 0.74 g/t Au) is planned to be removed and stacked on the heap leach. No material was lost or sterilized; the update to 2025 guidance reflects a deferral of production based on grade and recovery mix.

On November 4, 2025, employees at the Camino Rojo Mine approved the recently negotiated collective bargaining agreement, reinforcing a constructive labour relationship and operational continuity.

Project and Exploration Summary

During the quarter, exploration focused on drilling activities at Musselwhite in Canada, Camino Rojo in Mexico, and the South Carlin Complex (including the South Railroad Project) in Nevada. For the third quarter, a total of 35,306 metres were drilled, with 21,693 metres at Musselwhite, 6,381 metres in Mexico, and 7,232 metres in Nevada. Project development activities during the period focused on advancing permitting efforts and feasibility study update for the South Railroad Project in Nevada and progressing the potential underground development at Camino Rojo.

Musselwhite, Ontario:

The 2025 exploration program at Musselwhite is focused on defining the extent and continuity of mineralization across priority zones, particularly along the mine trend extension, and to define reserves, resources, and inventory to support production and extend the mine life. Following Orla's acquisition of Musselwhite in February 2025, the Company launched an aggressive two-year exploration program designed to accomplish the following:

1.	Test Mine Trend Extensions: Deep directional surface drilling to test the down-plunge extension of the mine trend one kilometre beyond historical surface drilling (11,000 metres).
2.	Replace and Expand Underground Resources: Underground drilling for reserve, resource, and inventory definition to support production and growth (38,000 metres).
3.	Identify Satellite Deposits: Near-mine surface drilling to evaluate targets for potential shallow open-pit satellite deposits within a 10 km-radius of the mill (6,500 metres).

Orla's 2025 deep directional drilling program at Musselwhite is off to an exceptional start. Drilling has intersected high-grade gold mineralization 1.6 kilometres along strike from current operations, including 4.1 metres grading 15.1 g/t gold with visible gold observed. Importantly, favourable geology extends a further 400 metres, highlighting strong potential to expand the mineralized corridor and significantly extend mine life and future production.

Launched in late May, the program is targeting the northwest extension of the mine trend within a well-developed iron formation. Three rigs are currently active, with 8,000 metres of the planned 11,000 metres in 2025 now complete. Results have been released from the first four holes of an approximately 30-hole program over 2025 and 2026, and early indications are highly encouraging.

Each mother hole supports two drill sections, spaced 200 and 400 metres apart this year, moving to consistent 200-metre spacing in 2026. Each section includes at least five daughter holes with 50-metre vertical separations, designed to systematically test mineralization 1,200 to 2,000 metres beyond the current resource boundary.

These early successes reinforce Musselwhite's exceptional exploration upside and mark an exciting step forward in unlocking the next phase of growth for the operation.

In the underground drilling program, initiated in early March 2025, high-grade mineralization has been intersected in multiple holes, reinforcing geological continuity within known zones and identifying promising extensions. These drill results support ongoing efforts to replace and expand resources and reserves, underscoring the potential for continued growth and long-term mine life extension. We have drilled 19,100 metres across 76 holes and assay results have been received for 37 of the 76 holes, with drilling efforts primarily concentrated on the Redwings, Lynx, and PQE zones.

The near-mine surface drilling program was completed in October and has returned encouraging shallow gold mineralization intercepts from multiple targets. 6,500 metres were drilled from surface across the Camp Bay, Bottenfield, Karl Zeemal, and Midway targets, all located within a 10-kilometre radius of the Musselwhite mine and mill.

Remaining 2025 Program: The underground and deep directional drill programs will continue through year-end. Additional daughter holes from existing mother holes are expected to reach target zones by year-end, with assay results anticipated in early 2026.

2026 Planning: The underground exploration program will continue to focus on resource and reserve growth and replacement. The deep directional program is expected to include infill drilling at 200-metre spacing to establish high-confidence inventory and test potential extensions up to three kilometres from current resources. A follow up winter near-mine surface drilling program is planned for early 2026 when conditions are suitable for access over frozen ground.

Resource Growth: With greater confidence in expansion potential, Musselwhite will be positioned to pursue opportunities that increase throughput, enhance gold production, and extend mine life beyond current projections.

Initial results are outlined in the press release dated October 6, 2025, "Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite". An update on the Musselwhite exploration program is anticipated in early 2026.

South Railroad Project & South Carlin Complex, Nevada:

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (BLM) as a FAST-41 Covered Project in accordance with the National Environmental Policy Act (NEPA) for permitting. In November, South Railroad transitioned from participation under the FAST-41 transparency process to full coverage as a FAST-41 project. FAST-41 coverage provides tools to support efficient review, reduce uncertainty, and help ensure the project meets the highest standards of environmental stewardship and regulatory compliance.

The third quarter of 2025 marked a significant milestone with BLM publishing the Notice of Intent ("NOI") in the Federal Register on August 13, 2025, thereby initiating the formal Environmental Impact Statement ("EIS") process under NEPA.  The BLM is also consulting with the U.S. Fish and Wildlife Service (USFWS) under Section 7 of the Endangered Species Act. A Biological Assessment has been prepared and shared with the USFWS for pre-consultation technical assistance in advance of the formal consultation process. In parallel, the U.S. Army Corps of Engineers (ACOE) Section 404 permit application, addressing wetland and surface-disturbance impacts, was submitted in August 2025 and deemed administratively complete. The public-comment period closed on September 25, 2025, without significant issues. The ACOE's review of the compensatory-mitigation plan is underway.

At the state level, the Company has secured Class I and II Air Operating Permits, while water-related applications continue to progress with the Nevada Division of Water Resources (DWR). The Water Pollution Control Permit and the National Pollutant Discharge Elimination System (NPDES) discharge permit applications have been submitted for review in the third quarter 2025.

The BLM's Record of Decision (the final permitting decision) is targeted for the second quarter 2026. Following this approval, on-site construction on the South Railroad Project would commence, with first gold production targeted for 2028.  Orla continues progressing with basic engineering and began earlier this year updating the Feasibility Study previously published by Gold Standard Ventures Inc. in 2022.  Orla expects to release an updated Feasibility Study in the fourth quarter 2025 as it advances toward construction readiness. While South Railroad Project continues to advance, the Company believes that the prospectivity of the larger South Carlin Complex offers significant opportunity for new discoveries and resource and reserve additions.

Exploration is advancing in parallel, supporting long-term growth and resource expansion. The goal of Orla's 2025 exploration program at the South Carlin Complex is to increase resources at Dark Star, Pinion and satellite deposits, as well as discover new zones of mineralization. Resources additions could potentially be converted to reserves and improve and extend mine life in the future but the updated Feasibility Study contemplates largely the same reserve and operational footprint as outlined in the Plan of Operations previously submitted in 2020. During the third quarter, four active rigs drilled 7,232 metres, primarily focused on testing potential extensions of the Dark Star, Jasperoid Wash, and Pony Creek (south area) deposits. A total of 12,294 metres have been drilled to date in 2025 and the program is expected to be completed in the fourth quarter, with target generation and other exploration activities to continue through year-end. An exploration update for the South Carlin Complex is expected to be released before year end.

Camino Rojo Underground and Zone 22:

During the quarter, the Company completed a 15,000-metre infill drilling program, focused on the upper 500 metres of Zone 22 of Camino Rojo. In the results reported in the Company's August 7, 2025, press release, drilling consistently returned high-grade Au-Ag-Zn mineralization, reinforcing the June 2025 initial underground Mineral Resource estimate and enhancing the potential for both resource growth and classification upgrades.

The 2025 Zone 22 program aimed to confirm, upgrade, and extend the continuity of polymetallic (Au-Ag-Zn-Pb-Cu) mineralization along the down-plunge extension of the Camino Rojo deposit. The 2025 infill program is focused on tightening drill spacing to enhance resource confidence and better define the geometry of high-grade zones. This campaign builds on the successful 2024 drilling campaign which extended mineralization nearly one kilometre down plunge, and the initial 2025 underground Mineral Resource estimate. (Please see press releases dated December 10, 2024, and June 5, 2025).

The Company has expanded the program by an additional 5,000 metres in 2025, sourced from within the existing 2025 exploration budget.

The infill drill results will support an updated underground resource estimate for the Camino Rojo deposit, which is expected to feed into the planned 2026 Preliminary Economic Assessment (PEA).

Financial Statements

Orla's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the quarter ended September 30, 2025, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

Third Quarter 2025 Conference Call

Orla will host a conference call on Wednesday, November 12, 2025, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the third quarter 2025:

Dial-In Numbers / Webcast:

USA - Toll-Free:	+1 (800) 715-9871
USA / International Toll:	+1 (646) 307-1963
Canada - Toronto:	+1 (647) 932-3411
Canada - Toll-Free:	+1 (800) 715-9871
Conference ID:	3544393

Webcast:	https://orlamining.com/investors/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP").  These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers.  Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Revenue	$ 274,973	$ 99,307	$ 679,390	$ 251,155
Silver sales	(5,522)	(4,516)	(18,262)	(9,082)
Gold sales	269,451	94,791	661,128	242,073
Ounces of gold sold	78,857	38,265	204,124	105,186
AVERAGE REALIZED GOLD PRICE	$ 3,417	$ 2,477	$ 3,239	$ 2,301

NET CASH (NET DEBT)

Net cash (net debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.

	September 30, 2025	June 30, 2025	December 31, 2024
Cash and cash equivalents	$ 326,920	$ 215,448	$ 160,849
Less: Long term debt	(420,000)	(420,000)	-
NET CASH	$ (93,080)	$ (204,552)	$ 160,849

LIQUIDITY

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company's credit facilities and is a measure of the Company's financial flexibility and ability to meet its obligations as they come due. This measure provides a more comprehensive view of funds readily available to support operations, capital expenditures, and other commitments than cash alone. We believe Liquidity is useful to investors as it reflects the Company's total available sources of funding without the need to raise additional external capital.

	September 30, 2025	June 30, 2025	December 31, 2024
Cash	$ 326,920	$ 215,448	$ 160,849
Undrawn amounts on credit facilities	30,000	30,000	150,000
LIQUIDITY	$ 356,920	$ 245,448	$ 310,849

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net income for the period	$ 49,273	$ 21,144	$ 27,653	$ 62,894
Change in fair values of financial instruments	16,740	-	100,465	-
Unrealized foreign exchange	(331)	(2,074)	4,401	(4,505)
One-time Musselwhite acquisition costs	73	-	11,987	-
Increased costs from inventory fair value adjustment	-	-	10,513	-
Share based compensation related to PSUs	(62)	42	2,566	333
Accretion of deferred revenue	7,336	122	18,214	366
ADJUSTED EARNINGS	$ 73,029	$ 19,234	$ 175,799	$ 59,088

Millions of shares outstanding - basic	328.6	320.3	325.3	317.8
Adjusted earnings per share - basic	$ 0.22	$ 0.06	$ 0.54	$ 0.19

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase.  Our accounting policy is to expense these exploration costs.  To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla's net income for each period are exploration costs which were expensed, as follows:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Exploration & evaluation expense	$ 12,780	$ 13,653	$ 31,071	$ 25,046

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

Included within the figures for the nine months ended September 30, 2025 is $798.5 million paid for the acquisition of Musselwhite Mine and $360.8 million received under the gold prepay arrangement.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Cash flow from operating activities	$ 123,348	$ 52,699	$ 625,235	$ 129,818
Cash flow from investing activities	(30,232)	(7,387)	(872,013)	(16,517)
FREE CASH FLOW	$ 93,116	$ 45,312	$ (246,778)	$ 113,301

Millions of shares outstanding - basic	328.6	320.3	325.3	317.8
Free cash flow per share - basic	$ 0.28	$ 0.14	$ (0.76)	$ 0.36

CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold.  All-in Sustaining Cost is a performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations.  While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018.  Management believes that these two measures are useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

The Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Accordingly, Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one-month period ended March 31, 2025.  The tables below exclude the costs of, and gold sales of, Musselwhite Mine for the period March 1 to March 31, 2025. Consequently, the year-to-date numbers presented in the table below have been adjusted to reflect Musselwhite's contribution as of April 1, 2025.

			Three months ended September 30, 2025				Nine months ended September 30, 2025
CASH COST			Camino Rojo	Mussel- white	Corporate	Total	Camino Rojo		Mussel- white	Corporate	Total
Cost of sales - operating costs			$ 21,594	$ 69,690	$ -	$ 91,248	$ 64,177		$ 133,669	$ -	$ 197,846
Inventory valuation adjustment at acquisition			-	-	-	-	-		(744)	-	(744)
Cost of sales - royalties			2,423	6,476	-	8,899	8,010		10,054	-	18,064
Silver sales			(5,288)	(234)	-	(5,522)	(17,764)		(498)	-	(18,262)
CASH COST			$ 18,729	$ 75,932	$ -	$ 94,661	$ 54,423		$ 142,481	$ -	$ 196,904

Ounces of gold sold			21,961	56,897	n/a	78,858	79,064		109,215	n/a	188,279
Cash cost per ounce sold			$ 853	$ 1,335	$ n/a	$ 1,200	$ 688		$ 1,305	$ n/a	$ 1,046

	Three months ended September 30, 2025				Nine months ended September 30, 2025
ALL-IN SUSTAINING COST	Camino Rojo	Mussel- white	Corporate	Total	Camino Rojo	Mussel- white	Corporate	Total
Cash cost, as above	$ 18,729	$ 75,932	$ -	$ 94,661	$ 54,423	$ 142,481	$ -	$ 196,904
Office and administration	-	-	8,510	8,510	-	-	20,299	20,299
Share based payments (excl PSUs)	35	359	648	1,042	98	714	2,333	3,145
Accretion of ARO	131	580	-	711	391	1,366	-	1,757
Amortization of site closure asset	30	811	-	841	199	1,472	-	1,671
Purchase of equipment - sustaining	485	7,104	-	7,589	1,454	7,993	-	9,447
Deferred stripping costs	4,083	-	-	4,083	4,083	-	-	4,083
Capitalized development - sustaining	-	11,171	-	11,171	-	28,723	-	28,723
Lease payments	177	618	-	795	480	812	-	1,292
ALL-IN SUSTAINING COST	$ 23,670	$ 96,575	$ 9,158	$ 129,403	$ 61,128	$ 183,561	$ 22,632	$ 267,321

Ounces of gold sold	21,961	56,897	n/a	78,858	79,064	109,215	n/a	188,279
All-in sustaining cost per ounce sold	$ 1,078	$ 1,697	$ n/a	$ 1,641	$ 773	$ 1,681	$ n/a	$ 1,420

(note, the tables above exclude costs and gold sales for Musselwhite Mine for the period March 1 to March 31, 2025)

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development.  Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Exploration and evaluation expense	$ 12,780	$ 13,653	$ 31,071	$ 25,046
Expenditures on mineral properties and deferred stripping costs capitalized	25,997	3,710	55,780	10,689
EXPLORATION AND PROJECT DEVELOPMENT	$ 38,777	$ 17,363	$ 86,851	$ 35,735

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the impact of the pit wall event on the Company's operations; the Company's estimates of material to be removed from the north wall of the pit, including the strip ratio, expected grade, the stacking of such material on the heap leach over the coming months, tonnage, and the extent of the pushback; the Company's revised 2025 guidance, including production and AISC; the Company's exploration programs, including timing, expenditures, and the goals and results thereof; the potential to extend mine life and increase production, throughput and growth at Musselwhite as a result of the Company's exploration program; the prospectivity of the South Carlin Complex and reserve and resource additions; the timing of permitting, construction, and production at South Railroad; the timing of the updated Feasibility Study for South Railroad and PEA for Camino Rojo; the Company's ability to self-fund the development of South Railroad; the potential return of capital; the timing of future exploration updates; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the impact of the pit wall event on Camino Rojo; the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 18:15e 11-NOV-25